SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2023

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: filed the slates of Institutional Investors for the renewal of the corporate bodies

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: April 14, 2023

Eni: filed the slates of Institutional Investors for the renewal of the corporate bodies

Rome, 14 April 2023 - Eni informs that today a group of shareholders composed of asset management companies and other Institutional Investors(1), holders of a total of 0.76% of the share capital of Eni SpA, filed the slates for the renewal of the corporate bodies of Eni, in view of the renewal of the Board of Directors and of the Board of Statutory Auditors scheduled on the agenda of the Shareholders' Meeting called on May 10, 2023, on single call.

The slate of candidates for the office of Director is composed of the following candidates:

1. Raphael Louis L. Vermeir

2. Carolyn Adele Dittmeier

3. Massimo Belcredi

The slate of candidates for the office of Statutory Auditor is composed of the following candidates:

Section I - Standing Statutory Auditors

1. Rosalba Casiraghi

2. Enrico Maria Bignami

Section II - Alternate Statutory Auditors

1. Giovanna Villa

All the candidates declared to hold the independence requirements provided for by current legislation, the company by-laws and the Corporate Governance Code.

The candidate Rosalba Casiraghi is proposed as Chairman of the Board of Statutory Auditors.

The slates, together with the relevant supporting documentation will be made available at the Company’s Registered Office in Rome, Piazzale Enrico Mattei, 1, at the Company’s website (www.eni.com, section “Governance/Shareholders’ Meeting 2023” section), at Borsa Italiana and at the centralized storage device authorised by Consob called "1Info", which can be consulted on the website www.1info.it, as provided by law.

(1) These are: Aberdeen Standard Fund Managers Limited, Allianz, Amundi Asset Management SGR, Anima SGR, APG Asset Management, BancoPosta Fondi SGR, BNP Paribas Asset Management, Epsilon SGR, Eurizon Capital SA, Eurizon Capital SGR, Fidelity Funds, Fideuram Asset Management (Ireland), Fideuram Intesa Sanpaolo Private Banking Asset Management SGR, Interfund Sicav, Generali Investments Partners, Kairos Partners SGR, Legal & General Assurance (Pensions Management) Limited, Mediobanca SGR, Mediolanum Gestione Fondi SGR e Mediolanum International Funds Limited.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com